# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NUSCALE POWER Corp, CIK 0001822966
CUSIP: 67079K100
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1100 NE Circle Blvd., Suite 350, Corvallis, Oregon (OR), 97330
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-22-026432
Filed by CIK 0001928951

## Reporting persons
- Doosan Enerbility Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); sole voting power 3,902,061; shared voting power 0; sole dispositive power 3,902,061; shared dispositive power 0; aggregate amount beneficially owned 3,902,061 (2.9% of the class)

## Item 1. Issuer
Name of issuer: NUSCALE POWER Corp
Address of issuer's principal executive offices: 1100 NE Circle Blvd., Suite 350, Corvallis, OR 97330

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by Doosan Enerbility Co., Ltd. (the "Reporting Person").

This Amendment No. 4 amends and supplements the Schedule 13G previously filed jointly by the Reporting Person and certain other reporting persons named therein with the Securities and Exchange Commission (the "SEC") on May 13, 2022, as amended and supplemented by the Amendment No. 1 filed jointly by the Reporting Person and certain other reporting persons named therein on October 26, 2022, the Amendment No. 2 filed jointly by the Reporting Person and certain other reporting persons named therein on February 14, 2023, and the Amendment No. 3 filed jointly by certain other reporting persons named therein on February 16, 2024 (the "Original Schedule 13G"). This Amendment No. 4, which is being filed to disclose that the Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of NuScale Power Corporation (the "Issuer"), constitutes an exit filing for the Reporting Person. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original Schedule 13G.
Address of principal business office or, if none, residence:
22, Doosanvolvo-ro, Seongsan-gu
Changwon-si 51711, Gyeongsangnam-do, Republic of Korea
Citizenship: See the response to row 4 of the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to row 9 of the cover page, the entirety of which amount consists of Class A Common Stock directly held by the Reporting Person. The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 133,893,376 shares of Class A Common Stock issued and outstanding as of August 5, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
Percent of class: 2.9%
Sole power to vote or to direct the vote: See the response to row 5 of the cover page.
Shared power to vote or to direct the vote: See the response to row 6 of the cover page.
Sole power to dispose or to direct the disposition: See the response to row 7 of the cover page.
Shared power to dispose or to direct the disposition: See the response to row 8 of the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Doosan Enerbility Co., Ltd.: /s/ Sanghyun Park, Sanghyun Park/President (11/12/2025)